<FILENAME>ims041706corresp.txt

International Monetary Systems, LTD.
16901 West Glendale Drive
New Berlin, WI  53151

April 17, 2006

Securities and Exchange Commission
Attn: Howard Efron
Washington, DC  20549

File No. 0-030853

Responses to letter dated February 17, 2005.

Form 10-KSB for the fiscal year ended December 31, 2004
-------------------------------------------------------

General

1. We note your response to prior comments 1,2,5 and 7. Please provide us with a draft of your amended From 10-KSB, or alternatively amend your filing go that we may continue with our review process.

Response:

We filed out amended 10-KSB for 2004 with the requested changes on March 22, 2006.


Form 10-QSB for the Quarterly Period Ended September 30, 2005
-------------------------------------------------------------

Business Acquisitions, page 8
-----------------------------

2. We note your response to prior comment 10; however, it is unclear how the value of the covenant not to compete was reflected in the footnote disclosure and the financial statements. Please advise us or revise disclosure.

Response:

The agreement is for 3 years and the value is $89,300. This amount is offset with a note payable to the former owner. The term of the note is for the same 3 years and is being paid at the rate of $2,778 per month.

Footnote 4. E. of the recently filed 10KSB for 2005 has the following added for the covenant:

         The Company also paid $100,000 to the former owner for a covenant not to compete, discounted to a present value of $89,300, and amortized over the 3-year life of the agreement.



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International Monetary Systems, LTD.
SEC Comment Letter Response
Page 2

3. We note your response to prior comment 11. Please provide a draft of the amended From 10-QSB, or alternatively amend your filing so that we may continue with our review.

In the currently filed 10-KSB for the year 2005, the guaranteed value of the stock issued for acquisitions has been reclassified from equity to current and long term debt.

Notes Payable, page 10
----------------------

4. We note your response to prior comment 12 and request that you help us to further understand the transactions that you entered into as well as your accounting for these transactions. In your response to us, please cite any relevant and key terms of the notes, including any terms that would result in a reset of the $0.30 conversion price for each convertible debt securities as well as any registration rights or liquidating penalty clauses which require you to pay cash amounts to the note holder. Additionally, please advise us if $0.30 conversion price was less than the fair value of your common stock at the time you issued any of your convertible debt instruments. Reference is made to EITF 98-5

Response:

The Convertible notes payable were issued at a conversion price of $.30.
This price represented a discount of 14% to 23% from the market prices on the dates of issuance. There are no liquidation penalties or any reset of the conversion prices. The notes are convertible at the option of the holder and can be settled in cash or stock at any time upon the maturity date of the note. Any shares that are converted have piggy back registration rights. There is no requirement in the document that we register the shares converted upon issuance of the convertible note payable. The convertible debentures were therefore determined to be conventional and the company recorded a beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27.



                                   Sincerely,

                                   /s/ Donald F. Mardak
                                       ------------------------------------
                                       Donald F. Mardak, President
                                       (Principal Executive Officer)

                                   /s/ Danny W Weibling
                                       ------------------------------------
                                       Danny W Weibling, CPA, Treasurer
                                       (Chief Financial Officer)


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